

February 24, 2011

Li Liu, Chief Executive Officer
Yayi International Inc.
c/o CT, a Wolters Kluwer business
111 Eighth Avenue, 13th Floor
New York, New York 10011

>   **Re: Yayi International Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed January 31, 2011**
>   **File No. 333-170172**

Dear Ms. Li:

We have reviewed your amendment, and your letter dated January 31, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

1. In your next amendment, please update your registration statement to include financial statements and related disclosure covering the fiscal quarter ended December 31, 2010.

2. We note your response to comment 5 in our letter dated November 24, 2010. Please clarify whether each source is publicly available at nominal or no cost.

Risk Factors, page 8

3. We note your responses to comments 45 and 46 in our letter dated November 24, 2010. Please discuss the advances to Tianjin Mengyang as a risk factor. Your disclosure should

discuss the risk that you may be unable to collect amounts due to you should Tianjin Mengyang be unable to complete the project. Quantify the amount at risk and discuss its materiality to your financial statements. Also discuss steps that you take, if any, to assess the credit worthiness of Tianjin Mengyang and the likelihood that you would be successful in recovering amounts that may become due to you. We note that these advances comprise approximately 36% of your assets at September 30, 2010. Refer to Regulation S-K, Item 503(c) and related guidance.

Results of Operation, page 33

4. We note your response to comment 26 in our letter dated November 24, 2010. Tell us how the $27 million sales value received by you as a result of distributor contracts as of September 30, 2010, was recognized in your financial statements. We note that total sales for the five months ended March 31, 2010, were almost $7 million and that sales for the six months ended September 30, 2010, were just over $16 million. Tell us whether all of this $23 million resulted from these contracts, and reconcile the $23 million recognized to the $27 million discussed.

Description of Securities, page 66

5. We note your response to comment 34 in our letter dated November 24, 2010. Please revise your disclosure to describe briefly the exceptions to your negative covenants as set forth in the schedules to the Convertible Notes. Please also re-file the Convertible Note exhibit as a complete exhibit, including all schedules and attachments.

Financial Statements for Six Months Ended September 30, 2011

Condensed Consolidated Statements of Income…, page F-4

6. Your response to comment 40 in our letter dated November 24, 2010 indicates, in part, that costs of goat milk powder tasting bags are classified as sales expenses, while the costs of free products given to customers who purchase your products are classified as costs of goods sold. However, discussion in your MD&A regarding cost of goods sold during the interim period indicates that cost of goods sold includes costs of goat milk powder tasting bags distributed to potential customers. Based on this, it appears that either your accounting for the costs of goat milk powder tasting bags is not consistent with the description in your response, or the discussion in your MD&A is not consistent with the underlying accounting. Revise either your accounting policy or your MD&A to resolve this inconsistency.

7. With regard to the previous comment, please also tell us the following information:

(a) Confirm, if true, that your customers are normally distributors rather than consumers.

(b) Tell us whether the promotional products are being given away to distributors or to consumers.

(c) Please tell us what "tasting bags" and "promotional products" are, as described by you at the top of page 34, and tell us the difference between the two.

Notes to Condensed Consolidated Financial Statements, page F-7

2. Summary of Significant Accounting Policies, page F-9

Slotting fees and store charges, page F-13

8. We note your response to comment 44 in our letter dated November 24, 2010, but are unable to understand your response. We again ask that you tell us the material terms of the contracts or agreements under which these payments are made. Please be specific. Include in your response a description of what both "slotting fees" and "barcode fees" and "store charges" entitle you to, and specifically for how long of a period you are entitled to those benefits under each contract. Additionally, given that these fees do not meet the separability aspect of the condition in ASC paragraph 65-50-45-2(a), explain to us why you believe it is appropriate to accounts for these amounts as separate, amortizable assets.

Advances, page F-15

9. We note your response to comment 38 in our letter dated November 24, 2010. Tell us whether the "Advance to branch manager" represents amounts due to you from your own regional offices and, if so, why this should not be classified as cash.

16. Issuance of Convertible Notes and Series of Warrants

10. We note that you have accounted for the make good escrow agreement as a derivative instrument. Explain to us how your accounting takes into consideration the guidance of ASC paragraph 718-10-S99-2.

18. Commitments and Contingencies, page F-31

11. We note your response to comment 37 in our letter dated November 24, 2010, but note that disclosure here continues to refer to a completion date of December 31, 2009, for the office building.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and

Li Liu
Yayi International Inc.
February 24, 2011
Page 4

all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sandra Eisen, Staff Accountant, at (202) 551-3864 or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter at (202) 551-3317 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc:	Louis A. Bevilacqua, Esq.
	Pillsbury Winthrop Shaw Pittman LLP
	Facsimile No. (202) 663-8007